

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 7, 2023

Anirvan Ghosh, Ph.D.
Chief Executive Officer
Unity Biotechnology, Inc.
285 East Grand Avenue
South San Francisco, CA 94080

> **Re: Unity Biotechnology, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 6, 2023**
> **File No. 333-275924**

Dear Anirvan Ghosh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick A. Werner, Esq.